UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Rainier Pacific Financial Group, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

75087U 10 1

(CUSIP Number)

October 20, 2003

(Date of Event which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75087U 10 1                            Schedule 13G                                      Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rainier Pacific 401(k) Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 675,427
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,427
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8% of 8,422,840 shares of Common Stock outstanding as of December 31, 2003
12	TYPE OF REPORTING PERSON EP

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Page 3 of 6 Pages

Item 1.

        (a)     Name of Issuer

                  Rainier Pacific Financial Group, Inc.

        (b)     Address of Issuer's Principal Executive Offices

                 3700 Pacific Highway East, Suite 200
                 Fife, Washington 98424

Item 2.

        (a)     Name of Person Filing

                  Rainier Pacific 401(k) Employee Stock Ownership Plan ("Reporting Person")

        (b)     Address of Principal Business Office or, if none, Residence

                 3700 Pacific Highway East, Suite 200
                 Fife, Washington 98424

        (c)     Citizenship

                  State of Washington

        (d)     Title of Class of Securities

                  Common Stock, no par value per share ("Common Stock")

        (e)     CUSIP Number

                  75087U 10 1

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (f)     [x]     An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.     Ownership

        (a)     Amount beneficially owned: 675,427

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        (b)     Percent of class: 8%

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote: 0

                (ii)    Shared power to vote or to direct the vote: 0

                (iii)   Sole power to dispose or to direct the disposition of: 0

                (iv)   Shared power to dispose or to direct the disposition of: 675,427

The Reporting Person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees of the Company and its subsidiaries and their beneficiaries. The number of shares listed as beneficially owned by the Reporting Person represents the entire number of shares of Common Stock held by the trustee as of December 31, 2003. The Reporting Person possesses (i) no voting power over any shares of Common Stock and (ii) shared dispositive power over unallocated and allocated shares of Common Stock. Participants have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Unallocated shares and allocated shares not voted by participants are required to be voted by the trustee, subject to ERISA, in the same proportion as allocated Common Stock that has been voted by participants. In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Dividends on Common Stock credited to a participant's account are, at the direction of the administrator, either (i) allocated to the participant's account, (ii) paid in cash to the participant or (iii) used by the trustee to make payments on the loan incurred by the Reporting Person to acquire Common Stock.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company or Control Persons.

        Not applicable.

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Page 5 of 6 pages

Item 8.     Identification and Classification of Members of the Group

        Not applicable.

Item 9.     Notice of Dissolution of Group

        Not applicable.

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Page 6 of 6 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004                                 RAINIER PACIFIC 401(k) EMPLOYEE STOCK
                                                                       OWNERSHIP PLAN

                                                                        By: /s/ John A. Hall
                                                                              John A. Hall
                                                                              Plan Administrator

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